January 2, 2025

Yu Qu
Chief Financial Officer
NIO Inc.
Building 19, No. 1355, Caobao Road
Minhang District, Shanghai 201804
People   s Republic of China

       Re: NIO Inc.
           Schedule TO-I filed December 26, 2024
           File No. 005-90661
Dear Yu Qu:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed December 26, 2024; Repurchase Right Notice
General

1. We note the disclosure that the offer period began on December 30, 2024. However, the Repurchase Right Notice was filed on December 26, 2024 and included as Annex
       A a Repurchase Notice that certain note holders may use to tender. Please advise how this is consistent with the Company's obligations under Rule 13e-4(e). See also CDI
       101.04 under "Tender Offer Rules and Schedules" available on our website at
       www.sec.gov.
Information Concerning the Notes, page 7

2. Refer to the following sentence on page 7: "If we extend the offer period, we will publicly disclose the new expiration date by filing an amendment to the Schedule
       TO and/or by issuing a press release" (emphasis added). As written, this implies that, if the offer period is extended, the Company may either file an amendment to the
 January 2, 2025
Page 2

       Schedule TO or issue a press release but need not take both actions. Please revise, here as well as relevant parts of the Summary Term Sheet, to omit "or" from the sentence, or advise. See Rules 13e-4(c)(1) and (3).
3. We note the disclosure on pages 2 and 9 that the Company may, at its option, redeem for cash all or part of the Notes on or after February 6, 2025, subject to the provisions of the Indenture. Please advise how redemptions during the period ten business days after the expiration of the offer would be consistent with Rule 13e-4(f)(6)(i). If no redemptions will occur during that period, please revise to so state. Procedures to Be Followed by Holders Electing to Exercise the Repurchase Right, page 10

4. Refer to the disclosure on page 10 that, by "exercising the Repurchase Right with respect to any portion of your Notes," a holder "release[s] and discharge[s] the
       Company and its directors, officers, employees, and affiliates from any and all claims
       [the note holder] may now have, or may have in the future, arising out of, or related to, the Notes." Please revise to clarify, if true, that the waiver does not include claims arising under federal securities laws, or advise.
Right of Withdrawal, page 13

5. We note your reference on page 13 to Rule 13e-4(f)(2)(ii), but January 30, 2025, does not appear to be the 40th business day from the commencement of the offer. Please revise.
6.     On page 13, you state the following: "We will determine all questions as to the
       validity, form and eligibility, including time of receipt, of notices of withdrawal."
       Please revise this statement to include a qualifier indicating that note holders are not
       foreclosed from challenging the Company   s determination in a court of
competent
       jurisdiction.
Plans or Proposals of the Company, page 14

7.     We note your disclosure on page 14 that    [e]xcept as publicly
disclosed on or prior to
       the date of this Repurchase Right Notice, neither the Company nor its directors and executive officers currently has any plans, proposals, or negotiations that would be
       material to a Holder   s decision to exercise the Repurchase Right
(emphasis added).
       Please revise this section to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company's plans, proposals or negotiations. See Instruction E to Schedule TO and Item 1006(c) of Regulation M-A.
Additional Information, page 17

8. Please omit the reference on page 17 to a "Public Reference Section of the SEC"
       where documents may be inspected. The SEC no longer provides a physical space for inspection and copying of filings.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 2, 2025
Page 3

       Please direct any questions to Blake Grady at 202-551-8573.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions